SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN
BP CAPITAL ACCUMULATION PLAN
BP PARTNERSHIP SAVINGS PLAN
BP DIRECTSAVE PLAN

501 Westlake Park Boulevard
Houston, Texas 77079

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Investment Oversight Committee
of BP Corporation North America Inc.

We have audited each of the accompanying statements of net assets available for benefits of the BP selected employee savings plans (as listed on pages 2 through 3) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for each plan for the year ended December 31, 2011. These financial statements are the responsibility of the Plans’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plans’ internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the plans referred to above present fairly, in all material respects, the net assets available for benefits of each plan at December 31, 2011 and 2010, and the changes in their net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each plan taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 and the schedule of delinquent participant contributions for the year ended December 31, 2011 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements for each plan and, in our opinion, are fairly stated in all material respects in relation to the financial statements for each plan taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 15, 2012

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Investment in the BP Master Trust for Employee Savings Plans at fair value	$6,876,902	$109,550	$12,835	$1,600

Notes receivable from participants	100,374	7,044	326	-

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,505)	(20)	(15)	(8)

Net assets available for benefits	$6,967,771	$116,574	$13,146	$1,592

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Investment in the BP Master Trust for Employee Savings Plans at fair value	$7,074,676	$113,349	$10,969	$2,035

Notes receivable from participants	97,881	7,929	254	-

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,667)	(5)	(5)	(3)

Net assets available for benefits	$7,168,890	$121,273	$11,218	$2,032

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS  OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Additions of assets attributed to:
Participant contributions	$286,763	$3,374	$1,909	$-
Company contributions	180,599	2,099	640	-
Rollover contributions	43,313	-	510	-
Interest on notes receivable	4,772	319	15	-
Net investment gain (loss) – BP Master
Trust for Employee Savings Plans	18,403	192	(124)	(77)
Total additions	533,850	5,984	2,950	(77)

Deductions of assets attributed to:
Distributions to participants	734,328	10,649	1,017	343
Administrative expenses	641	34	5	20
Total deductions	734,969	10,683	1,022	363

Net (decrease) increase in net assets during the year	(201,119)	(4,699)	1,928	(440)
Net assets available for benefits:
Beginning of year	7,168,890	121,273	11,218	2,032
End of year	$6,967,771	$116,574	$13,146	$1,592

The accompanying notes are an integral part of these statements.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLANS

The accompanying financial statements comprise the employee savings plans of BP Corporation North America Inc. (the “Company”) that participate in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).

The following description of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan and the BP DirectSave Plan (the “Plans”) provides only general information.   Participants should refer to the applicable Plan document, summary plan description and investment option guide for more complete information.  The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. All plan assets are held in the Master Trust. The trustee of the Master Trust is State Street Bank and Trust Company ("State Street").

Fidelity Investments Institutional Services Company, Inc. is the recordkeeper for the Plans. The Company is the Plan sponsor and the Company’s Vice President - HR Total Reward, Western Hemisphere is the Plan Administrator for the Plans.

General

BP Employee Savings Plan

The BP Employee Savings Plan (“ESP”) was established on July 1, 1955. Generally, an employee of the Company or a participating affiliate is eligible to participate in ESP immediately upon the date of hire, as long as that employee is not eligible to participate in a separate Company-sponsored defined contribution plan, or the employee is represented by a labor organization that has bargained for and agreed to the provisions of ESP.

Under ESP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined, is matched each pay period by the Company. Participants are permitted to rollover amounts into ESP representing distributions from other qualified plans.

Effective January 1, 2011, the Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate.  Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Effective January 1, 2012, a participant may convert eligible assets into Roth amounts within the Plan.  The amount eligible for conversion is the amount eligible for immediate distribution under the Plan rules and eligible for rollover into an IRA.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.  Participants are immediately and fully vested in their participant contribution accounts.  Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $219,765 and $23,141, respectively. The plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP Capital Accumulation Plan

The BP Capital Accumulation Plan (“CAP”) was established on July 1, 1988. Employees of the Company and its subsidiaries who are represented employees at the Carson, California refinery are eligible to participate in CAP. The plan was frozen to new participants effective January 1, 2002. The Company announced in 2011 its intention to divest the southern part of its U.S. West Coast fuels value chain, which includes the Carson refinery.

Under CAP, participants may contribute up to 27 percent of their base pay, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Participants’ pre-tax contributions, up to a maximum of 5 percent of eligible compensation, are matched each pay period by the Company at 160 percent. Participants are permitted to rollover amounts into CAP from other qualified plans.

All contributions and earnings are immediately vested and non-forfeitable.  The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

BP Partnership Savings Plan

The BP Partnership Savings Plan (“PSP”) was established on April 1, 1988. Certain salaried employees of the Company who are associated with the Company’s retail operations and employees of America Business Service Center are eligible to participate in PSP immediately upon the date of hire.

Under PSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits.  Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined, is matched each pay period by the Company. Participants are permitted to rollover amounts into PSP from other qualified plans.

Effective January 1, 2011, the Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate.   Automatically enrolled participants have their pre-tax deferral rate set at 3 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Effective January 1, 2012, a participant may convert eligible assets into Roth amounts within the Plan.  The amount eligible for conversion is the amount eligible for immediate distribution under the Plan rules and eligible for rollover into an IRA.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.  Participants are immediately and fully vested in their participant contribution accounts.  Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $1,140 and $8,374, respectively. The plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP DirectSave Plan

The BP DirectSave Plan (“DSP”) was established on April 1, 1988.  Employees of the Company and its subsidiaries who are hourly employees at Company-operated retail locations, plane fueling or fuel system operations are eligible to participate in the Plan after the completion of six months of service and the attainment of age 21. Currently  there  are  no  active employees participating in the Plan.

Under DSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Except for eligible employees of Air BP, the Company makes matching contributions to the participant’s account equal to $0.50 for each $1.00 of employee contributions up to 4 percent of eligible compensation each pay period. Participants are permitted to rollover amounts into DSP representing distributions from other qualified plans.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.  Participants are immediately and fully vested in their participant contribution accounts.  Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $228,507 and $245,581, respectively. The plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

Effective January 1, 2012, a participant may convert eligible assets into Roth amounts within the Plan.  The amount eligible for conversion is the amount eligible for immediate distribution under the Plan rules and eligible for rollover into an IRA.

Investment Options

Investment options offered under the Plans comprise target date funds, equity and fixed-income index funds,  a short-term investment fund,  a stable value fund (Income Fund) and the BP Stock Fund.  Participants may change the percentage they contribute and the investment direction of their contributions daily.  Company contributions are made in the form of cash contributions and are invested in funds selected by participants.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the plan has restrictions or takes discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

Administrative Expenses

Except for fees related to the administration of participant loans and overnight delivery charges that are deducted from the applicable participant’s account, all reasonable and necessary administrative expenses are paid out of the Master Trust or paid by the Company.  Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds.  As a result, the returns on those investments are net of the investment management fees and expenses and certain other brokerage commissions, fees and administration expenses incurred in connection with those investment options.

Payment of Benefits

Participants may elect to receive in-service withdrawals subject to various restrictions as described in the applicable Plan document. Upon termination of employment, subject to a minimum account balance, a participant may elect to receive his or her vested account balance in a lump-sum payment or in annual installments. A participant may also elect to defer receipt of his or her vested account balance, partially or wholly, to a later date.

Notes Receivable from Participants

Except for DSP, participants are eligible to borrow from their account balances in the Plans. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding 12 months. Interest rates charged on unpaid balances are fixed for the duration of the loan. For ESP and PSP, the interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan. For CAP, the interest rate charged is the prime rate as reported by The Wall Street Journal on the last business day of the month immediately preceding the month in which the participant applies for the loan.   Repayment of loan principal and interest is generally made by payroll deductions which are credited to the participant’s account.

Plan Termination

The Company reserves the right to amend or terminate the Plans at any time. In the event of a plan termination, participants will become 100 percent vested in their Company matching contributions accounts.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use  of  Estimates.    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits. Benefits are recorded when paid.

Investment Valuation.  All investment assets held by the Master Trust are stated at fair value. Further information regarding the techniques used to measure the fair value of investment assets held by the Master Trust is detailed in Note 7 (Fair Value Measurements).

In connection with the stable value fund (Income Fund), the Master Trust invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”).  See Note 6.  These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans.

Notes Receivable from Participants.   Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2011 or 2010.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements. In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  This update requires new disclosures for 1) significant transfers in and out of Level 1 and Level 2 and the reasons for such transfers and 2) activity in Level 3 fair value measurements to show separate information about purchases, sales, issuances and settlements. This update also clarifies existing disclosures around the disaggregation level of fair value measurements and disclosures for the valuation techniques and inputs utilized (for Level 2 and Level 3 fair value measurements). With the exception of Level 3 disclosures of purchases, sales, issuances and settlements, which became effective for the Plans on January 1, 2011, the provisions in ASU 2010-06 became effective January 1, 2010.  The adoption did not have a material impact on the Plans’ financial statements.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The update changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about the application of existing fair value measurements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The amendments will be effective for the Plans’ 2012 annual financial statements.  The potential impact, if any, of the new requirements on the Plans’ financial statements is still being evaluated.

3.	INCOME TAX STATUS

The Plans have received determination letters from the IRS (dated as shown below) stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.

Plan	Date
ESP	November 5, 2003
CAP	January 24, 2012
PSP	May 25, 2011
DSP	May 16, 2011

The Plans have been amended and/or restated since the most recent determination letters. Once qualified, the Plans are required to operate in conformity with the IRC in order to maintain their qualification.  The Plan Administrator believes the Plans are being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plans, as amended and/or restated, are qualified and the related trust is tax-exempt.

U.S. GAAP require plan management to evaluate tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to audits by the IRS. The IRS is currently performing an audit of ESP for the 2008, 2009 and 2010 plan years.  Management believes it is no longer subject to income tax examinations for years prior to 2008.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

4.	CONTINGENCIES

In May 2011, an amended consolidated complaint was filed in the United States District Court for the Southern District of Texas against BP, certain of its subsidiaries (including the Company) and certain individuals who are alleged to be Plan fiduciaries.  The lawsuit is purportedly brought on behalf of the Plans and those participants who incurred a loss in the BP Stock Fund at any time from January 16, 2007 through June 24, 2010, inclusive (the “Class Period”).  The suit alleges that the defendants breached their duties to the plaintiffs and the Plans in violation of ERISA fiduciary rules by continuing to offer, hold and acquire units of the BP Stock Fund during the Class Period.  Plaintiffs seek compensatory damages, injunctive and equitable relief, attorneys’ fees and costs.  On March 30, 2012, the court granted BP’s motion to dismiss the lawsuit in its entirety.  The plaintiffs are now seeking leave to re-plead their complaint to describe what they allege are newly discovered facts and/or new legal arguments.  It is anticipated that the plaintiffs will file an appeal to the Fifth Circuit if the district court issues a final order dismissing the suit. Due to the uncertainty surrounding the litigation, the Company cannot reasonably estimate the financial impact to the Plans, if any, at this time.

5.	RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	MASTER TRUST

The purpose of the Master Trust is the collective investment of assets of participating plans. Participating plans include ESP, CAP, PSP, DSP and the BP Employee Savings Plan of Puerto Rico (“Puerto Rico Plan”). Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

Synthetic Guaranteed Investment Contracts.  In connection with the stable value investment option (Income Fund), the Master Trust enters into synthetic GICs. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

The synthetic GICs provide for the payment of a stated interest rate for a specified period of time. The underlying assets are owned by the Master Trust. Under the contracts, investment gains and losses on the underlying assets are not reflected immediately in net assets. Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying investments, through adjustments to future interest crediting rates. These adjustments generally result in contract value, over time, converging with the market value of the underlying assets. Factors affecting future interest crediting rates include the current yield, duration and the existing difference between market and contract value of the underlying assets. Interest crediting rates, which cannot be less than zero percent, are generally reset monthly. The issuers of the synthetic GICs guarantee that all qualified participant withdrawals occur at contract value subject to certain limitations described below.

The average yield earned on synthetic GICs as of December 31, 2011 and 2010, based on actual earnings, was 1.67 percent and 2.00 percent, respectively. The average yield earned on synthetic GICs as of December 31, 2011 and 2010, based on the interest rate credited to participants, was 1.13 percent and 1.76 percent, respectively.

Certain events may limit the ability of the Plan to transact at contract value with an issuer. Such events include (i) amendements to Plan documents or the Plans' administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans' prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plans or the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plans; and (v) the delivery of any communication to plan participants designed to influence a participant not to invest in the investment option. At this time, the Plan sponsor does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

Contract termination occurs whenever the contract value or market value of the underlying assets reaches zero or upon certain events of default. If the contract terminates due to a synthetic GIC issuer default or if the market value of the underlying portfolio reaches zero, the synthetic GIC issuer will generally be required to pay any excess contract value at the date of termination. If the Plans default in their obligation under the agreements and the default is not cured within the time permitted, the Plans will receive the market value as of the date of termination. Contract termination also may occur by either party upon election and notice.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

Plans’ Interest in Master Trust. As of  December 31, 2011 and 2010, the Plans’ percentage interest in the Master Trust was as follows:

	December 31
	2011	2010

ESP	98.221%	98.239%
CAP	1.567	1.575
PSP	.183	.152
DSP	.023	.028
Puerto Rico Plan	.006	.006

	100.000%	100.000%

The Plans do not have an undivided interest in the investments held in the Master Trust since each plan’s interest is based on the account balances of the participants and their elected investment options. Each plan’s beneficial interest in the underlying investment options does not vary significantly from each plan’s beneficial interest in the total net assets of the Master Trust.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

The net assets of the Master Trust as of December 31, 2011 and 2010, and changes in net assets of the Master Trust for the year ended December 31, 2011, are as follows:

NET ASSETS
thousands of dollars

	December 31,
	2011	2010
Investments at fair value:
BP ADS	$1,667,452	$1,695,362
Common/collective trust funds	3,990,516	4,108,202
Money market and short-term investment funds	886,187	926,714
Synthetic guaranteed investment contracts:
Wrap contracts	41	-
Commingled investment funds	328,772	-
Common/collective trust funds	54,456	401,947
US Treasury notes	22,907	10,524
Corporate bonds	52,360	60,007
Total investments, at fair value	7,002,691	7,202,756
Cash	196	458
Receivables:
Dividends and interest	827	990
Securities sold	511	4,170
Total assets	7,004,225	7,208,374
Accounts payable:
Securities purchased	1,061	5,282
Accrued fees	1,829	1,658
Total liabilities	2,890	6,940
Net assets reflecting investments at fair value	7,001,335	7,201,434
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,548)	(3,680)
Net assets	$6,991,787	$7,197,754

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2011
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$292,071
Rollover contributions	43,705
Company contributions	183,361
Repayments of notes receivable and interest from participants	50,269
Interest and dividends	75,768
Total additions	645,174

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	740,693
Notes receivable from participants	52,370
Administrative expenses	700
Net realized and unrealized depreciation in fair value of investments:
BP ADS	42,654
Common/collective trust funds	10,448
Fund management fees	4,276
Total deductions	851,141
Net decrease in assets during the year	(205,967)
Net assets:
Beginning of year	7,197,754
End of year	$6,991,787

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 inputs are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included within Level 1, which are either directly or indirectly observable at the reporting date.

Level 3 inputs are unobservable inputs that are not corroborated by market data, and may be used with internally developed methodologies that result in management’s best estimate of fair value.

In measuring fair value, the Plans and the Master Trust use valuation techniques that maximize the use of observable inputs. The valuation techniques used by the Plans or Master Trust are summarized as follows:

BP ADS. BP ADS are valued at the quoted closing price reported by the New York Stock Exchange.

Common/Collective Trust Funds. Common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Money Market and Short-term Investment Funds. Money market and short-term investment funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Wrap Contracts. The fair value of wrap contracts is determined using the replacement cost method, which incorporates the difference between current market level rates for contract-level wrap fees and the actual wrap fee discounted by the prevailing interpolated swap rate as of period-end.

Corporate Bonds and Government Obligations. Corporate bonds and government obligations are valued at the bid price or the average of the bid and ask price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable.

Commingled Investment Funds. The Master Trust has ownership interests in the investment portfolios of the commingled investment funds. The fair value is based on the proportionate share of net assets as provided by the administrator of the funds.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2011 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$1,667,452	$-	$-	$1,667,452
Common/collective trust funds:
U.S. equity funds:
Large cap	-	901,938	-	901,938
Small cap	-	338,552	-	338,552
Non-U.S. equity funds	-	292,242	-	292,242
U.S. fixed income funds	-	526,900	-	526,900
Non-U.S. fixed income funds	-	51,562	-	51,562
Target date funds	-	1,879,322	-	1,879,322
Money market and short-term investment funds	240,874	645,313	-	886,187
Synthetic guaranteed investment contracts:
Wrap contract	-	-	41	41
Commingled investment funds*:
U.S. fixed income	-	328,772	-	328,772
Common/collective trust Funds:
U.S. fixed income funds	-	54,456	-	54,456
U.S. Treasury notes	-	22,907	-	22,907
Corporate bonds	-	52,360	-	52,360

Total	$1,908,326	$5,094,324	$41	$7,002,691

* Redemptions from these funds may require 10 days prior written notice. Additional conditions may apply if a redemption is requested for 10% or more of the net asset value of the fund.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2010 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$1,695,362	$-	$-	$1,695,362
Common/collective trust funds:
U.S. equity funds:
Large cap	-	899,347	-	899,347
Small cap	-	367,705	-	367,705
Non-U.S. equity funds	-	372,396	-	372,396
U.S. fixed income funds	-	465,445	-	465,445
Non-U.S. fixed income funds	-	41,689	-	41,689
Target date funds	-	1,961,620	-	1,961,620
Money market and short-term Investment funds	249,856	676,858	-	926,714
Synthetic guaranteed investment contracts:
Common/collective trust funds:
U.S. fixed income funds	-	401,947	-	401,947
U.S. Treasury notes	-	10,524	-	10,524
Corporate bonds	-	60,007	-	60,007

Total	$1,945,218	$5,257,538	$-	$7,202,756

The following table presents the changes in the financial assets included in Level 3 for the years ended December 31, 2011 and 2010 (in thousands):

	Wrap	Contracts
	2011	2010
Balance at beginning of year	$-	$158
Unrealized gain (loss)	41	(158)

Balance at end of year	$41	$-

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

8.	RELATED PARTY TRANSACTIONS

Certain of the Master Trust investments are managed by the investment division of State Street and by Fidelity Management and Research Company, an affiliate of the Plans’ recordkeeper.   The BP Stock Fund holds investments in American Depositary Shares of BP (“BP ADS”). Purchases and sales of BP ADS during 2011 amounted to $402 million and $387 million, respectively.  These transactions qualify as exempt party-in-interest transactions under ERISA.

In order to provide the BP Stock Fund liquidity, the Company has agreed to advance the Master Trust up to $200 million. Amounts borrowed by the Master Trust under the revolving loan facility do not bear interest and are repayable within three days. At December 31, 2011 and 2010, there were no amounts outstanding under the agreement.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following  is a reconciliation of the Plans’ net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP
December 31, 2011
Net assets available for benefits as stated in the financial statements	$6,967,771	$116,574	$13,146	$1,592
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,505	20	15	8

Net assets available for benefits as stated in the Form 5500	$6,977,276	$116,594	$13,161	$1,600

	ESP	CAP	PSP	DSP
December 31, 2010
Net assets available for benefits as stated in the financial statements	$7,168,890	$121,273	$11,218	$2,032
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,667	5	5	3

Net assets available for benefits as stated in the Form 5500	$7,172,557	$121,278	$11,223	$2,035

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of the Plans’ net change in net assets per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP
Year End December 31, 2011
Net (decrease) increase in net assets as stated in the financial statements	$(201,119)	$(4,699)	$1,928	$(440)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	9,505	20	15	8
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	(3,667)	(5)	(5)	(3)

Net (decrease) increase in assets as stated in the Form 5500	$(195,281)	$(4,684)	$1,938	$(435)

The  accompanying  financial  statements  present  fully  benefit-responsive  contracts  at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive  investment contracts represents a reconciling item.

BP SELECTED EMPLOYEE SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value

BP Employee Savings Plan
(Plan No.001)

* Participant loans	3.25% - 10.50%	N/A	$100,373,827

BP Capital Accumulation Plan
(Plan No. 059)

* Participant loans	3.25% - 9.50%	N/A	$7,043,974

BP Partnership Savings Plan
(Plan No. 051)

* Participant loans	4.25% - 9.25%	N/A	$326,012

* Indicates party-in-interest

BP SELECTED EMPLOYEE SAVINGS PLANS

Schedule H Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2011

BP Employee Savings Plan (Plan No.001)

Participant Contributions Transferred Late to Plan:	Total that Constitute Nonexempt Prohibited Transactions:			Total Fully Corrected Under VFCP and PTE 2002-51:
Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected:	Contributions Corrected Outside VFCP:	Contributions Pending Correction in VFCP:
☒	$ -	$5,146.78	$ -	$ -

BP Partnership Savings Plan (Plan No.051)

Participant Contributions Transferred Late to Plan:	Total that Constitute Nonexempt Prohibited Transactions:			Total Fully Corrected Under VFCP and PTE 2002-51:
Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected:	Contributions Corrected Outside VFCP:	Contributions Pending Correction in VFCP:
☐	$ -	$117.18	$ -	$ -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 15, 2012	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP CAPITAL ACCUMULATION PLAN

By Plan Administrator

Date: June 15, 2012	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

By Plan Administrator

Date: June 15, 2012	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP DIRECTSAVE PLAN

By Plan Administrator

Date: June 15, 2012	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP SELECTED EMPLOYEE SAVINGS PLANS

EXHIBITS

Exhibit No.	Description

23(a)	Consent of Independent Registered Public Accounting Firm

23(b)	Consent of Independent Registered Public Accounting Firm

23(c)	Consent of Independent Registered Public Accounting Firm

23(d)	Consent of Independent Registered Public Accounting Firm